UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 5, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock exchange release: Nokia has published its Nokia in 2025 Annual Report and filed its Annual Report on Form 20-F for 2025

•	Nokia in 2025 Annual Report – Filed as Exhibit 99.1

•	Nokia Corporate Governance Statement 2025 – Filed as Exhibit 99.2

•	Nokia Remuneration Report 2025 – Filed as Exhibit 99.3

Stock exchange release	1 (1)
5 March 2026

Nokia Corporation

Stock Exchange Release

5 March 2026 at 18:30 EET

Nokia has published its Nokia in 2025 Annual Report and filed its Annual Report on Form 20-F for 2025

Espoo, Finland – Nokia has today published its Nokia in 2025 Annual Report, which includes audited financial statements, the annual review by the Board of Directors, including the Sustainability Statement, Nokia’s Corporate Governance Statement and the Remuneration Report for the governing bodies for 2025. Additionally, Nokia has filed its Annual Report on Form 20-F for 2025 with the U.S. Securities and Exchange Commission.

The Nokia in 2025 Annual Report and the Annual Report on Form 20-F will be available in PDF format at www.nokia.com/financials. The corporate governance statement will be available also at https://www.nokia.com/we-are-nokia/leadership-and-governance/ and the Remuneration Report at https://www.nokia.com/about-us/company/leadership-and-governance/remuneration/.

The financial statements are also published in XHTML format in accordance with the European Single Electronic Format (ESEF) reporting requirements. In accordance with ESEF requirements, the consolidated financial statements are marked with iXBRL tags. The audit firm Deloitte Oy has provided an independent auditor’s report on Nokia’s ESEF financial statements based on a reasonable assurance engagement it has performed in accordance with International Standard on Assurance Engagements (ISAE) 3000. The ESEF financial statements in Finnish are available in the zip file attached to this release and at https://www.nokia.com/about-us/investors/results-reports/.

Nokia’s Sustainability Statement is published as part of the annual review by the Board of Directors. The Statement is prepared in accordance with European Union Corporate Sustainability Reporting Directive (CSRD), the European sustainability reporting standards as referred to in Chapter 7 of the Finnish Accounting Act, and Article 8 of the EU Taxonomy Regulation. It has been subject to limited assurance by Deloitte Oy, who has provided an Assurance report in accordance with International Standard on Assurance Engagements ISAE 3000 (revised).

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Vice President, Corporate Legal